UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 25, 2014

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat
	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

25 August 2014

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notification of Change of Interests of

Persons Discharging Managerial Responsibility

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc

	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rule, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities	Mr A Mackenzie

Date of last notice	20 December 2013

Date issuer informed of transaction	22 August 2014

Date and place of transaction	21 August 2014 (London Stock Exchange) The employee share plan trust purchased the shares. The shares were allocated, and the issuer was informed on 22 August 2014.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

Nature of transaction	The acquisition of:

	•	69,600** ordinary shares in BHP Billiton Plc following the exercise of Performance Shares granted in 2009 under the Long Term Incentive Plan (LTIP);

	•	20,023 ordinary shares in BHP Billiton Plc following the exercise of Deferred Shares granted in 2012 under the Group Incentive Scheme (GIS);

	•	6,259*** ordinary shares in BHP Billiton Plc in accordance with the Group’s policy on Dividend Equivalent Payments (DEPs); and

	•	the acquisition of 170 Matched Shares (ordinary fully paid shares of BHP Billiton Plc) (see Part 3), and the transfer of 170 Acquired Shares (ordinary fully paid shares of BHP Billiton Plc) under the terms of the all employee share plan Shareplus (2011).

In addition, an on-market sale of 31,809 ordinary shares on the London Stock Exchange, made in order to meet expected tax obligations.

**	The performance hurdle for the 2009 LTIP award benchmarked BHP Billiton’s total shareholder return (TSR) against the TSR of a nominated comparator group. The five year TSR performance for BHP Billiton was positive 60.6 per cent and this exceeded the weighted average TSR achieved by the comparator group by 17.8 per cent. This performance resulted in a 58 per cent vesting of the 2009 LTIP award and the lapsing of the remaining 42 per cent (50,400 shares).
***	Certain awards granted under BHP Billiton equity plans include eligibility to receive a DEP as described in the BHP Billiton Remuneration Report. During 2013 the Remuneration Committee determined the DEP on certain awards would be provided in the form of ordinary shares.

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder)

Mr Mackenzie has an indirect interest in 266,164* ordinary shares in BHP Billiton Plc. 266,123* of these ordinary shares are held by Pershing Nominees held jointly by Mr A Mackenzie and Mrs E Mackenzie, of which Mr Mackenzie is a beneficiary, and 41* ordinary shares of BHP Billiton Plc held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group as described below in “Any additional information”.

*  Note – totals above reflect shares transferred in this transaction.

Date of change	21 August 2014

No. of securities held prior to change	201,921

Class	Ordinary Shares in BHP Billiton Plc

Number acquired	95,882 170 (Matched Shares, Shareplus 2011)

Number disposed	31,809

Value/Consideration	Exercise of 89,623 at nil cost 170 Matched Shares – nil cost 6,259 DEP in shares – nil cost Sale of 31,809 at £19.52 per share (average)

No. of securities held after change	266,164 (Indirect)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Please see “Nature of transaction” above.

Any additional information	Shareplus is an all-employee share purchase plan. Under the plan, employees contribute monies to purchase shares (Acquired Shares), up to an annual contribution limit of US$5,000 in any Plan year. Shares are purchased on a quarterly basis using the employees’ contributions made each pay period over the preceding 3 months. Any Acquired Shares still held by employees at the end of a 3 year qualification period will be matched by the company on a 1:1 basis.

Part 2 – Change of interests in contracts other than as described in Part 4

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	—

Nature of interest	—

Name of registered holder	—
(if issued securities)

No. and class of securities to which interest related prior to change	—

Interest acquired	—

Interest disposed	—

Value/Consideration	—

Interest after change	—

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during the closed period where prior written clearance was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	Under our Securities Dealing Policy a Person Discharging Managerial Responsibilities cannot deal in BHP Billiton Securities without prior clearance. This requirement applies to all dealings, including those that occur outside of a Close Period.

If prior written clearance was provided, on what date was this provided?	—

Part 4 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	—

Period during which or date on which exercisable	—

Total amount paid (if any) for the grant	—

Description of securities involved: class; number	—

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	—

Part 4 – Change of interests in options or other rights granted by the entities (cont’d)

Total number of securities over which options or other rights held at the date of this notice	BHP Billiton Plc:
	406,836 –	maximum number of Performance Shares (ordinary shares of BHP Billiton Plc) under the LTIP

	30,389 –	vested GIS options (ordinary shares of BHP Billiton Plc)

	41 –	maximum number of Matched Shares (ordinary shares of BHP Billiton Plc) under Shareplus

	437,266 –	Total

BHP Billiton Limited:

	198,514 –	maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

	28,157 –	maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the GIS

	226,671 –	Total

Any additional information	This notification is in respect of an exercise of

vested 2009 Performance Shares (69,600) and lapse of 50,400 Performance Shares (refer “Nature of Transaction” above) under the LTIP, the exercise of vested 2012 Deferred Shares under the GIS, and the allocation and transfer of vested Matched Shares and the transfer of Acquired Shares under Shareplus 2011(see part 1).

Part 5 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Nicole Duncan – BHP Billiton Limited Geof Stapledon – BHP Billiton Plc

Contact details	Nicole Duncan	Tel:	+61 3 9609 2917
		Fax:	+61 3 9611 1044

	Geof Stapledon	Tel:	+44 20 7802 4176
		Fax:	+44 20 7802 3054

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 25, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary